Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canopy Growth Corporation

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-229352, 333-251379 and 333-275167) and Form S-3 (No. 333-279949) of Canopy Growth Corporation (the “Company”), of our report dated June 22, 2023, on the consolidated financial statements of the Company, before the effects of the retrospective adjustments relating to the share consolidation as described in Note 2, the reporting of discontinued operations as described Note 6, and the reclassifications from Other to the Canada cannabis segment as described in Notes 26 and 35, which comprise the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended March 31, 2023, and the related notes, included herein.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

May 30, 2025

Ottawa, Canada